Exhibit 99.1

eLong Reports Second Quarter 2015 Unaudited Financial Results

☐Quarterly room nights exceed 11 million for the first time in eLong’s history

BEIJING, August 3, 2015 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2015.

Highlights

■	Accommodation reservation[1] room nights stayed in the second quarter increased 36% to 11.4 million room nights compared to 8.3 million in the prior year period.

■	Gross revenue earned from accommodation reservation (Non-GAAP)[2] reached RMB363 million, increasing 10% in the second quarter of 2015 compared to the same period in 2014. Accommodation reservation revenue (GAAP) was RMB199 million, decreasing 22% year-on-year in the second quarter of 2015. Net commissions earned from accommodation reservation (Non-GAAP)[3] were RMB152 million, decreasing 40% year-on-year in the second quarter of 2015.

Accommodation Reservation Revenue, Gross Revenue and Net Commissions Earned From Accommodation Reservation
(IN THOUSANDS)
	2014 Q2	2015 Q1	2015 Q2
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	328,741	360,874	363,044
Cash rebates from the coupon program in our agency accommodation business	(74,676)	(123,670)	(140,676)
Portion of loss in our significantly-discounted merchant accommodation business	-	(46,953)	(23,471)
Accommodation reservation revenue (GAAP)	254,065	190,251	198,897
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	-	(72,401)	(46,598)
Net commissions earned from accommodation reservation (Non-GAAP)	254,065	117,850	152,299

■	Mobile bookings comprised more than 75% of eLong brand room nights[4] in the second quarter, and cumulative downloads of eLong mobile apps reached approximately 290 million.

■	Domestic hotel coverage network expanded 142% to over 290,000 domestic hotels as of June 30, 2015, compared to 120,000 as of June 30, 2014.

1 “Accommodation reservation” mainly represents the reservation of hotels, guesthouses, apartments and other accommodation-related services. In our press releases regarding our financial results for periods before 2015, we used “hotel reservation” when referring to this same operational matrix. We believe that “accommodation” better describes the diversified lodging and accommodation services that we offer.

2 “Gross revenue earned from accommodation reservation (Non-GAAP)” is defined as accommodation reservation revenue (GAAP) plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant direct discounts in our merchant accommodation business that was recorded as contra revenue.

3 “Net commissions earned from accommodation reservation (Non-GAAP)” are defined as accommodation reservation revenue (GAAP) minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis.

4 “eLong brand room nights” excludes room nights from non-eLong brand distribution partners and resellers.

■	More than 50,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

■	On May 22, 2015, Expedia Asia Pacific-Alpha, Ltd., a wholly-owned subsidiary of Expedia, Inc., sold all of its interest in us to C-Travel International, Ltd. (“C-Travel”), a wholly-owned subsidiary of Ctrip.com International, Ltd. (Nasdaq: CTRP); Keystone Lodging Holdings Limited (“Keystone”) and Plateno Group Limited (“Plateno”); and Luxuriant Holdings Limited (“Luxuriant”) (the “Deal”). Upon the completion of the Deal, C-Travel held a 37.6% equity interest including a small interest purchased from our former chief executive officer; Keystone and Plateno, which is an indirect subsidiary of Keystone, together held a 22.2% equity interest; and Luxuriant held a 3.7% equity interest.

“We are facing fierce competition in China, but eLong is well positioned with a strong leadership team, significant customer base, and adequate cash balance. The eLong board of directors and management team will focus more on the mobile accommodation market place and invest more in mobile products, our technology team and promotion to achieve a solid room night growth rate with more balance between our revenues and spending,” said Hao Jiang, Chief Executive Officer of eLong. “We believe the accommodation space is large enough for significant future growth for us and will drive eLong to be an accommodation-focused company.”

Business Results

Total Revenues

Total revenues by product for the second quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q2 2015	% Total	Q2 2014	% Total	Y/Y Growth
Accommodation reservation	198.9	85%	254.1	81%	(22%)
Transportation ticketing [5]	24.6	11%	35.1	11%	(30%)
Other	10.7	4%	23.2	8%	(54%)
Total revenues	234.2	100%	312.4	100%	(25%)

Net Revenues

Net revenues for the second quarter decreased 25% to RMB218.5 million (US$35.2 million), compared to RMB292.4 million (US$47.1 million) in the second quarter of 2014.

Accommodation Reservation

Accommodation reservation revenue decreased 22% in the second quarter of 2015 compared to the same period in 2014, primarily due to lower revenue per room night, partially offset by higher volume. Room nights stayed in the second quarter increased 36% year-on-year to 11.4 million, and revenue per room night decreased due to the growth of our aggressive coupon program, the significant direct discounts in our merchant accommodation business, and the lower commission rate room nights for which we recognize revenues on a net basis, partially offset by the growth of room night transactions for which we take inventory risk and recognize revenues on a gross basis. Accommodation reservation revenue comprised 85% of total revenues, compared to 81% in the prior year quarter.

5 “Transportation ticketing” mainly represents the reservation of air tickets, train tickets, travel insurances, and other transportation-related services. Prior to 2015, we reported our revenues generated from the reservation of train tickets, travel insurance and other transportation-related services in the aggregate as “Other” revenues. We also no longer report “air ticketing” revenues separately from revenues from train tickets, travel insurances, and other transportation-related services in our consolidated statements of comprehensive (loss)/income, which we had done prior to 2015.

Transportation Ticketing

Transportation tickets increased to 1.6 million in the second quarter, representing an increase of 89% compared to the prior year period, primarily due to the growth of train tickets. Transportation ticketing revenue decreased 30% in the second quarter, primarily due to a decrease in air commission revenue per ticket. The decline in air commission revenue per ticket was primarily due to the lowering by major Chinese airlines of the base air commission rate from 3% to 2% in July 2014, then to 1% in February 2015 and further to 0% in June 2015. Transportation ticketing revenue accounted for 11% of our total revenues, consistent with the prior year quarter.

Other

Other revenues are primarily derived from advertising business. Other revenue decreased by 54% year-on-year in the second quarter of 2015, mainly driven by decreased advertising revenue as a result of our disposition of Nanjing Xici Information Technology Share Co., Ltd. in the first quarter of 2015. Other revenues decreased to 4% of total revenues in the second quarter from 8% in the prior year quarter.

Gross Margin

Gross margin in the second quarter of 2015 decreased to 39% from 76% in the prior year quarter. The decline in gross margin in the second quarter of 2015 was primarily due to lower revenue per room night and the growth of room night transactions for which we take inventory risk and recognize revenue on a gross basis.

Operating Expenses

Operating expenses for the second quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q2 2015	% of Net Revenue	Q2 2014	% of Net Revenue	Y/Y Growth
Service development	135.5	62%	62.4	21%	117%
Sales and marketing	165.1	76%	149.1	51%	11%
General and administrative	155.5	71%	36.6	13%	324%
Amortization of intangible assets	5.3	2%	1.5	-	261%
Total operating expenses	461.4	211%	249.6	85%	85%

Total operating expenses increased by 85% in the second quarter of 2015, compared to the prior year period. Operating expenses were 211% of net revenue in the second quarter of 2015, compared to 85% in the prior year quarter. Operating loss was RMB377.2 million in the second quarter of 2015, compared to operating income of RMB1.9 million in the prior year quarter.

Service development expenses are expenses related to technology and our product offerings, including our mobile applications and websites, as well as our supplier relations function. In the second quarter of 2015, service development expenses increased 117%, primarily due to increased headcount and higher share-based compensation charges from the accelerated vesting of restricted shares for certain employees. Service development expenses increased to 62% of net revenues in the second quarter of 2015, compared to 21% in the second quarter of 2014. Excluding share-based compensation charges, service development expenses accounted for 44% of the net revenues, an increase from 19% in the second quarter of 2014 (the exclusion of share-based compensation charges is a non-GAAP financial measure).

Sales and marketing expenses for the second quarter of 2015 increased 11% over the prior year quarter, driven by increased costs for new mobile customer acquisition and increased mobile and online marketing expenses, partially offset by an RMB88.8 million reduction in sales and marketing expenses, as Beijing Qunar Software Technology Co. Ltd. (“Qunar”) compensated us that amount through a credit to our advertising account at Qunar following the Beijing Municipal High Court’s issuance of a final judgment in our contract dispute with Qunar. Sales and marketing expenses increased to 76% of net revenues in the second quarter of 2015 from 51% in the second quarter of 2014.

General and administrative expenses for the second quarter of 2015 increased 324% compared to the prior year quarter, driven by higher share-based compensation charges from the accelerated vesting of restricted shares for our former chief executive officer in connection with the Deal and certain other employees. General and administrative expenses increased to 71% of net revenues in the second quarter of 2015 from 13% in the second quarter of 2014. Excluding share-based compensation charges, general and administrative expenses were 11% of net revenues, an increase from 5% in the second quarter of 2014 (the exclusion of share-based compensation charges is a non-GAAP financial measure).

Other income was RMB20.0 million in the second quarter of 2015 compared to other income of RMB22.0 million in the second quarter of 2014.

Income tax expense for the second quarter of 2015 was RMB1.2 million, compared to income tax benefit of RMB6.2 million during the prior year quarter.

Net loss for the second quarter of 2015 was RMB356.4 million, compared to net income of RMB31.5 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the second quarter of 2015 were each RMB9.82 (US$1.58), compared to basic net income per ADS and diluted net income per ADS was RMB0.90 (US$0.14) and RMB0.88 (US$0.14) respectively in the prior year quarter.

As of June 30, 2015, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.5 billion (US$246 million), of which 87% was held in Renminbi and 13% was held in US dollars.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Ctrip’s large ownership interest in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its second quarter 2015 unaudited financial results on August 4, 2015 at 10:00 am Beijing time (August 3, 2015, 10:00 pm EDT). The dial-in number is +1-866-297-1588 for U.S. participants; +852-3001-3842 for Hong Kong participants; and 86-400-810-4761 for participants in mainland China. International participants can dial +1-210-795-1143. Participant pass code: 5083685. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP); Keystone Lodging Holdings Limited and Plateno Group Limited together; and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

 eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30, 2014	Mar. 31, 2015	Jun. 30, 2015	Jun. 30, 2015	Jun. 30, 2014	Jun. 30, 2015	Jun. 30, 2015
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Accommodation reservation*	254,065	190,251	198,897	32,081	458,905	389,148	62,766
Transportation ticketing**	35,122	25,078	24,636	3,973	70,623	49,713	8,018
Other	23,237	10,427	10,660	1,719	45,600	21,088	3,401
Total revenues	312,424	225,756	234,193	37,773	575,128	459,949	74,185
Business tax, VAT and surcharges	(20,063)	(13,833)	(15,661)	(2,526)	(36,644)	(29,494)	(4,757)
Net revenues	292,361	211,923	218,532	35,247	538,484	430,455	69,428
Cost of services	(70,888)	(150,663)	(134,322)	(21,665)	(137,710)	(284,985)	(45,965)
Gross profit	221,473	61,260	84,210	13,582	400,774	145,470	23,463

Operating expenses:
Service development	(62,421)	(92,656)	(135,521)	(21,858)	(117,492)	(228,177)	(36,803)
Sales and marketing	(149,074)	(167,220)	(165,094)	(26,628)	(285,167)	(332,314)	(53,599)
General and administrative	(36,636)	(48,354)	(155,458)	(25,074)	(69,965)	(203,812)	(32,873)
Amortization of intangible assets	(1,467)	(5,339)	(5,299)	(855)	(3,202)	(10,638)	(1,716)
Total operating expenses	(249,598)	(313,569)	(461,372)	(74,415)	(475,826)	(774,941)	(124,991)
Other operating income	30,000	-	-	-	30,000	-	-
(Loss)/income from operations	1,875	(252,309)	(377,162)	(60,833)	(45,052)	(629,471)	(101,528)

Other income:
Interest income	15,496	14,050	11,510	1,857	31,265	25,559	4,122
Government subsidy	8,776	1,339	9,425	1,520	11,595	10,763	1,736
Foreign exchange losses	(2,544)	(1,364)	(988)	(159)	(3,475)	(2,352)	(379)
Gain from disposition of subsidiary	-	71,762	-	-	-	71,718	11,567
Other	228	509	82	13	884	637	103
Total other income	21,956	86,296	20,029	3,231	40,269	106,325	17,149
(Loss)/income before income tax (expense)/benefit	23,831	(166,013)	(357,133)	(57,602)	(4,783)	(523,146)	(84,379)
Income tax (expense)/benefit	6,230	(16,882)	(1,210)	(195)	(1,472)	(18,092)	(2,918)
Share of net (loss)/income in non-consolidated affiliates	311	(598)	(1,697)	(274)	261	(2,295)	(370)
Net (loss)/income	30,371	(183,493)	(360,040)	(58,071)	(5,994)	(543,533)	(87,667)
Net loss attributable to noncontrolling interests	1,091	2,786	3,681	594	2,087	6,467	1,043
Net (loss)/income attributable to eLong, Inc.	31,462	(180,707)	(356,359)	(57,477)	(3,907)	(537,066)	(86,624)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive (loss)/income	31,462	(180,707)	(356,359)	(57,477)	(3,907)	(537,066)	(86,624)

Basic net (loss)/income per share	0.45	(2.51)	(4.91)	(0.79)	(0.06)	(7.43)	(1.20)
Diluted net (loss)/income per share	0.44	(2.51)	(4.91)	(0.79)	(0.06)	(7.43)	(1.20)

Basic net (loss)/income per ADS(2)(3)	0.90	(5.02)	(9.82)	(1.58)	(0.12)	(14.86)	(2.40)
Diluted net (loss)/income per ADS(2)(3)	0.88	(5.02)	(9.82)	(1.58)	(0.12)	(14.86)	(2.40)

Shares used in computing net (loss)/income per share:
Basic	70,657	71,967	72,606	72,606	70,572	72,289	72,289
Diluted	71,392	71,967	72,606	72,606	70,572	72,289	72,289

Share-based compensation charges included in:	33,633	27,338	182,771	29,480	62,491	210,109	33,888
Cost of services	896	138	6,342	1,023	1,732	6,481	1,045
Service development	7,178	3,879	39,851	6,428	13,713	43,730	7,053
Sales and marketing	3,976	(838)	5,547	895	7,307	4,709	759
General and administrative	21,583	24,159	131,031	21,134	39,739	155,189	25,031

* Accommodation reservation revenue mainly represents revenues from the reservation of hotels, guesthouses, apartments and other accommodation-related services.
** Transportation ticketing revenues mainly represent revenues from the reservation of air tickets, train tickets, travel insurances, and other transportation-related services.
Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2000 on June 30, 2015 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures
Note 4: Certain items in prior periods’ consolidated statements of comprehensive (loss)/income have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2014	Jun. 30, 2015	Jun. 30, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	504,890	488,189	78,740
Short-term investments	1,306,634	906,040	146,135
Restricted cash	123,937	131,605	21,227
Accounts receivable, net	295,632	396,118	63,890
Amounts due from related parties	52,021	20,487	3,304
Prepaid expenses	55,417	150,601	24,290
Deferred tax assets, current	304	-	-
Advance to suppliers	75,285	93,531	15,086
Other current assets	104,923	86,311	13,922
Total current assets	2,519,043	2,272,882	366,594
Property and equipment, net	112,356	113,795	18,354
Investment in non-consolidated affiliates	96,942	111,347	17,959
Goodwill	181,322	184,242	29,716
Intangible assets, net	84,749	75,892	12,241
Deferred tax assets, non-current	516	-	-
Other non-current assets	51,123	51,413	8,293
Total non-current assets	527,008	536,689	86,563
Total assets	3,046,051	2,809,571	453,157

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	442,489	703,230	113,425
Income taxes payable	13	1,242	200
Amounts due to related parties	127,910	4,881	787
Deferred revenue	47,544	49,621	8,003
Advances and deposits from customers	121,934	91,779	14,803
eCoupon program virtual cash liability	135,648	164,856	26,590
Accrued expenses and other current liabilities	292,310	317,409	51,195
Total current liabilities	1,167,848	1,333,018	215,003
Deferred tax liabilities, non-current	21,187	21,187	3,417
Other liabilities	44	1,977	319
Total non-current liabilities	21,231	23,164	3,736
Total liabilities	1,189,079	1,356,182	218,739

Shareholders’ equity
Ordinary shares	2,908	2,947	475
High-vote ordinary shares	2,691	2,691	434
Additional paid-in capital	2,397,868	2,543,986	410,320
Statutory reserves	3,665	3,593	580
Accumulated deficit	(626,810)	(1,167,967)	(188,382)
Total eLong, Inc. shareholders’ equity	1,780,322	1,385,250	223,427
Noncontrolling interest	76,650	68,139	10,991
Total shareholders’ equity	1,856,972	1,453,389	234,418
Total liabilities and shareholders’ equity	3,046,051	2,809,571	453,157

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net (loss)/income per ADS, diluted net (loss)/income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Gross revenue earned from accommodation reservation and Net commissions earned from accommodation reservation. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net (loss)/income plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (8) losses (gains) from disposition of subsidiary; and (9) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net (loss)/income, (loss)/income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA
(IN THOUSANDS)

	2014 Q2	2015 Q1	2015 Q2
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Net income/(loss) attributable to eLong, Inc.	31,462	(180,707)	(356,359)
Net loss attributable to noncontrolling interests	(1,091)	(2,786)	(3,681)
Interest income	(15,496)	(14,050)	(11,510)
Government subsidy	(8,776)	(1,339)	(9,425)
Income tax expense/(benefit)	(6,230)	16,882	1,210
Depreciation	10,064	12,817	13,138
Amortization of intangible assets	1,467	5,339	5,299
Share-based compensation charges	33,633	27,338	182,771
Foreign exchange losses	2,544	1,364	988
Restructuring charges	-	-	3,556
Gain from disposition of subsidiary	-	(71,762)	-
Other	(539)	89	1,614
Adjusted EBITDA	47,038	(206,815)	(172,399)

Gross revenue earned from accommodation reservation is defined as accommodation reservation revenue plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant direct discounts in our merchant accommodation business that was recorded as contra revenue. We believe gross revenue earned from accommodation reservation is a useful operating and financial metric to assess our performance before the impact of our promotion activities, including the coupon program and direct discounts.

Net commissions earned from accommodation reservation are defined as accommodation reservation revenue minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis. We believe net commissions earned from accommodation reservation are a useful operating and financial metric to assess our performance excluding the excess of revenues recognized on a gross basis over commissions earned from accommodation reservation, which allows us to provide investors more information as to the financial impact of our room night transactions for which we take inventory risk.

The presentation of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should not be construed as an indication that eLong’s future results will be unaffected by other activities we consider to be outside the ordinary course of our business. The use of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation has certain limitations. The two terms are not defined under GAAP, and are not measures of revenues in accordance with GAAP.

Gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these two non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE Accommodation Reservation Revenue, Gross Revenue and Net Commissions Earned From Accommodation Reservation
(IN THOUSANDS)

	2014 Q2	2015 Q1	2015 Q2
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	328,741	360,874	363,044
Cash rebates from the coupon program in our agency accommodation business	(74,676)	(123,670)	(140,676)
Portion of loss in our significantly-discounted merchant accommodation business	-	(46,953)	(23,471)
Accommodation reservation revenue (GAAP)	254,065	190,251	198,897
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	-	(72,401)	(46,598)
Net commissions earned from accommodation reservation (Non-GAAP)	254,065	117,850	152,299

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